EXHIBIT  5

To announce the record date for dividend distribution

Date of events: 2012/06/26

Contents:

1.Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company:2012/06/26

2.Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”):Ex-dividend

3.Type and monetary amount of dividend distribution: To be distributed with cash dividend of NT$5.4608 per share

4.Ex-rights (ex-dividend) trading date:2012/07/17

5.Last date before book closure:2012/07/18

6.Book closure starting date:2012/07/19

7.Book closure ending date:2012/07/23

8.Ex-rights (ex-dividend) record date:2012/07/23

9.Any other matters that need to be specified: Cash dividend is expected to be distributed on August 22, 2012.